Exhibit 99.1

ITURAN LOCATION & CONTROL LTD.

ITURAN ACQUIRES CONTROLLING SHARE OF ERM ELECTRONIC
SYSTEMS FOR $2.8 MILLION

Azour, Israel – September 14, 2006. Ituran Location & Control Ltd. (NASDAQ, TASE: ITRN) (the “Company”) announced that yesterday, it entered into an agreement with E.R.M. Electronic Systems Limited (“ERM”) and its sole shareholder. Pursuant to the agreement, the Company will invest the sum of NIS 9.1M (approximately US$2.1M) in ERM in consideration for newly issued ordinary shares of ERM and acquire additional shares of ERM for a consideration of NIS 2.9M (approximately US$0.7M) from the shareholder. Upon the closing of the transaction, the Company will own 51% of the issued share capital of ERM.

The acquisition of the shares of ERM will be financed from the Company’s working capital.

The agreement is subject to the prior approval of the Israeli Commissioner for Restrictive Trade Practices.

ERM develops, manufactures, and markets innovative vehicle security, tracking, and management GSM based communication solutions for the international market. ERM is known for its leading-edge technology, and is constantly introducing innovative security, tracking, and location systems for private and commercial vehicles. ERM introduce customized vehicle security solutions in response to specific market needs. For the past ten years, ERM has also served as one of the Company’s suppliers.

According to ERM’s audited annual financial statements as of December 31, 2005, ERM’s capital as of December 31, 2005 was NIS 4.7 million (approximately, US$1.1 million) and its total assets were NIS 14 million (approximately, US$3.2 million). ERM’s sales turnover in 2005 was NIS 22.5 million (approximately US$5.1 million), gross profit in 2005 was NIS 7.2 million (approximately, US$1.6 million), its operating profit was NIS 4 million (approximately US$0.9 million) and net profit was NIS 2.6 million (approximately US$0.6 million).*

Eyal Sheratzky, Co-CEO of Ituran commented, “Our acquisition of the controlling share in ERM represents an important step in our overall strategy to become the leading global company in the vehicle tracking and security space. It adds a number of cutting edge security and tracking solutions to our existing product portfolio.”

Meir Hayman, CEO of ERM said, “We see strong synergies between our business and Ituran. We see ourselves being able to leverage Ituran’s strong and growing customer base to further sell our solutions. Most importantly, it brings us a partner which is a leading brand in our market.”

*the numbers are presented in nominal values and the financial statements were prepared based on Israeli GAAP.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security, and radio frequency identification products for various purposes including automatic meter reading, electronic toll collection and homeland security applications. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 375,000 subscribers distributed globally. Established in 1995, Ituran has approximately 800 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States. The company also sells its products in China and South Korea.

International Investor Relations

Ehud Helft (Ehud.Helft@gkir.com)
Kenny Green (Kenny.Green@gkir.com)
GK Investor Relations
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Investor Relations in Israel

Oded Ben Chorin (oded@km-ir.co.il)
KM Investor Relations
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